Exhibit 9

EXECUTION COPY

SETTLEMENT AGREEMENT

This SETTLEMENT AGREEMENT is made and entered into as of April 22, 2016 (the “Agreement”) by and among Guidance Software, Inc., a Delaware corporation (the “Company”), and each of the parties listed on Exhibit A hereto (each, an “Investor” and collectively, the “Investors”).  The Company and the Investors are referred to herein as the “Parties.”

WHEREAS, the Investors beneficially own the number of shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) listed on Exhibit A hereto;

WHEREAS, on March 30, 2016, the Company filed a definitive proxy statement with the Securities and Exchange Commission (the “SEC”) nominating and recommending for election six director candidates (the “Company Proxy Statement”) for election to the Company’s Board of Directors (the “Board”) at the Company’s 2016 annual meeting of stockholders (including any adjournment thereof, the “2016 Annual Meeting”); and

WHEREAS, on March 30, 2016, Shawn H. McCreight, John P. Colbert, Jonathan R. Mather, Michael J. McConnell and Roberto Medrano (the “Participants”) filed a definitive proxy statement with the SEC nominating and recommending for election five director candidates (the “McCreight Proxy Statement”) for election to the Board at the 2016 Annual Meeting.

WHEREAS, the Company and the Investors have reached an agreement with respect to certain matters related to the 2016 Annual Meeting, including the Company Proxy Statement and the McCreight Proxy Statement and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1.        Settlement Covenants.

(a)        Resignation of Directors.  The Investors and Company hereby acknowledge and agree Christopher Poole and Shawn McCreight will resign, effective immediately, from the Board.

(b)        Election of New Directors.  The Investors and the Company hereby acknowledge and agree that, immediately following the events described in Section 1(a) above, John P. Colbert and Michael J. McConnell (such nominees or any replacement nominees nominated by the Investors pursuant to this Agreement, the “Investor Nominees”) will (i) promptly submit director and officer questionnaires to the Nominating and Governance Committee of the Board (the “Nominating Committee”), the form of which is attached hereto as Exhibit B; the Nominating Committee will promptly review such questionnaires; promptly following such review, the Nominating Committee will nominate the Investor Nominees to serve as members of the Board; and promptly following such nomination, the Board will elect the

Investor Nominees to the Board seats vacated pursuant to Section 1(a) above to serve as members of the Board and (ii) elect one of the Investor Nominees to serve on each committee of the Board existing on the date hereof or formed following the date hereof but before the 2018 Annual Meeting; provided, however, that no nomination or election of a particular Investor Nominee shall be required if the Board reasonably determines in good faith, after consultation with outside legal counsel, that such Investor Nominee would not qualify as “independent” under applicable NASDAQ rules or Rule 10A-3(b) of the Exchange Act, has been involved in any of the events enumerated in Items 2(d) or (e) of Schedule 13D under the Exchange Act or Item 401(f) of Regulation S-K under the Exchange Act or is subject to any order, decree or judgment of any governmental authority prohibiting service as a director of any public company, in which case the Investors shall withdraw the designation of such Investor Nominee and shall designate another individual as an Investor Nominee, which replacement will also be subject to the requirements of this Section 1(b).  The Investors will take all necessary action to cause any Investor Nominee to consent to such reference and background checks and to provide such information (including information necessary to determine such Investor Nominee’s independence status as well as information necessary to determine any disclosure obligations of the Company) as the Board or its Nominating and Corporate Governance Committee may reasonably request in connection with the Company’s disclosure obligations or in connection with the Company’s legal, regulatory or stock exchange requirements (collectively, the “Nomination Information”), which requests shall be of the same type and scope as the Company requests of all other nominees to the Board.

(c)        Nomination Rights.  Subject to compliance by the Investor Nominees with Section 1(b) above, the Company agrees, to the fullest extent permitted by applicable law (including with respect to any standard of conduct required of directors under Delaware law), to include in the slate of nominees recommended by the Board (or the Nominating and Corporate Governance Committee of the Board) for election at the Company’s 2017 annual meeting of stockholders (including any adjournment thereof, the “2017 Annual Meeting”), the Investor Nominees, and to nominate, recommend and use its reasonable best efforts to solicit the vote of stockholders of the Company to elect to the Board such slate of directors (which efforts shall, to the fullest extent permitted by applicable law, include the inclusion in any proxy statement prepared, used, delivered or publicly filed by the Company to solicit the vote of its stockholders in connection with any such meeting and the recommendation of the Board that the stockholders of the Company vote in favor of the slate of directors, including the Investor Nominee(s)).

(d)       Vacancies.  Subject to compliance by the Investor Nominees with Section 1(b) above, prior to the Company’s 2018 annual meeting of stockholders (including any adjournment thereof, the “2018 Annual Meeting”), the Investors shall have the exclusive right to designate nominees to fill any and all vacancies created by reason of the death, resignation or removal (in accordance with the Company’s certificate of incorporation) of any Investor Nominee; provided, such replacement nominees may not be Shawn McCreight or any family member of Shawn McCreight, and, subject to compliance with Section 1(b) above and the approval of the Board (not to be unreasonably withheld), the Board will promptly elect such nominees to the Board to serve for the remainder (if any) of the term of such prior Investor Nominees who vacated such Board seats.

(e)        Proxy Solicitation.  The Investors and the Company hereby acknowledge and agree that immediately following the execution hereof, the Investors will stop soliciting proxies for any purpose, including in support for the McCreight Proxy Statement, and will publicly announce that they are supporting the election of the directors nominated by the Board.

(f)        Litigation.  The Investors and the Company hereby acknowledge and agree that, pursuant to Section 7 of this Agreement, immediately following the execution hereof, any active or pending litigation and/or arbitration between Investors and/or their Affiliates and the Company and/or its Affiliates will be dismissed with prejudice.

(g)        Pursuit of Strategic Alternatives.  The Investors and the Company hereby acknowledge and agree that the Board is currently searching for an appropriate advisor to provide advice to the Board related to strategic alternatives and that upon retention of such advisor, the Board will consider such strategic alternatives in accordance with their duties as members of the Board.

(h)        Director Fiduciary Duties; Duty of Confidentiality.  The Investors understand and acknowledge that the Investor Nominees, in their capacity as directors of the Company, will (i) owe fiduciary duties to the Company and its stockholders and (ii) be subject to corporate governance guidelines and other policies of general application to all directors, which duties and policies include a duty of confidentiality.

(i)         Expenses.  The Company will reimburse the Investors for their documented out-of-pocket expenses incurred in connection with their nomination of director candidates and related matters, in an amount not to exceed $650,000, within 3 business days hereof.

Section 2.        2016 and 2017 Annual Meetings.

(a)        The Company agrees to use its commercially reasonable efforts to hold the 2016 Annual Meeting on May 11, 2016.

(b)        The Investors agree to vote by proxy and vote all shares of Common Stock beneficially owned by each Investor (i) at the 2016 Annual Meeting, on the white proxy card, for each proposal as recommended by the Board in the Company Proxy Statement, (ii) at the 2017 Annual Meeting, in favor of a new equity incentive plan to be approved by the Company’s stockholders, provided that such plan will not provide in excess of 2,000,000 shares to be issued pursuant to such plan, or, in the event that such Plan provides for more than 2,000,000 but less than or equal to 3,000,000 shares to be issued pursuant to such Plan, the Investors agree to abstain from voting either for or against such plan and (iii) at the 2017 Annual Meeting, in favor of any “say-on-pay” proposals voted on at such meeting.  Such proxy will be voted in accordance with this Agreement as soon as practicable with respect to the 2016 Annual Meeting.

Section 3.        Standstill.

(a)        Each Investor agrees that, from the date of this Agreement until the expiration of the Standstill Period, neither it nor any of its Affiliates or Associates will, and it will cause each of its Affiliates and Associates not to, directly or indirectly, in any manner, acting alone or in concert with others:

(i)         submit any shareholder proposal (pursuant to Rule 14a-8 promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise) or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board (including by way of Rule 14a-11 of Regulation 14A), other than as expressly permitted by this Agreement;

(ii)        engage in, directly or indirectly, any “solicitation” (as defined in Rule 14a-1 of Regulation 14A) of proxies (or written consents) or otherwise become a “participant in a solicitation” (as such term is defined in Instruction 3 of Schedule 14A of Regulation 14A under the Exchange Act) in opposition to the recommendation or proposal of the Board, or recommend or request or induce or attempt to induce any other person to take any such actions, or seek to advise, encourage or influence any other person with respect to the voting of the Common Stock (including any withholding from voting) or grant a proxy with respect to the voting of the Common Stock or other voting securities to any person other than to the Board or persons appointed as proxies by the Board;

(iii)       seek to call, or to request the call of, a special meeting of the Company’s stockholders, or make a request for a list of the Company’s stockholders or for any books and records of the Company;

(iv)       form, join in or in any other way participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, other to the extent such a group may be deemed to result with the Company or any of its Affiliates of Associates as a result of this Agreement;

(v)        vote for any nominee or nominees for election to the Board, other than those nominated or supported by the Board;

(vi)       except as specifically provided in Section 1(a) of this Agreement, seek to place a representative or other Affiliate, Associate or nominee on the Board or seek the removal of any member of the Board or a change in the size or composition of the Board;

(vii)      other than at the direction of the Board, seek, propose, or make any statement, in each case publicly, with respect to, or solicit, negotiate with, or provide any information to any person, in each case publicly, with respect to, a merger, consolidation, acquisition of control or other business combination, tender or exchange offer, purchase, sale or transfer of assets or securities, dissolution, liquidation, reorganization, change in structure or composition of the Board, change in the executive officers of the Company, change in capital structure, recapitalization, dividend, share repurchase or similar transaction involving the Company, its subsidiaries or its business, whether or not any such transaction involves a change of control of the Company;

(viii)     acquire, announce an intention to acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, beneficial ownership of any (A) interests in any of the Company’s indebtedness or (B) Common Stock of the Company representing in the aggregate (amongst the Investors and their Affiliates and Associates) in excess of 29.7% of the Company’s outstanding Common Stock; provided, however, nothing herein shall prevent the Investors from confidentially seeking a waiver to acquire in excess of 29.7% of the Company’s outstanding Common Stock;

(ix)       commence, encourage or support any derivative action in the name of the Company or any class action or other litigation against the Company with respect to any facts or events occurring or arising prior to the date hereof or relating to any potential strategic transactions pursued by the Company;

(x)        disclose publicly, or privately in a manner that could reasonably be expected to become public, any intention, plan or arrangement inconsistent with the foregoing;

(xi)       take any action challenging the validity or enforceability of any provisions of this Section 3; or

(xii)      enter into any agreement, arrangement or understanding concerning any of the foregoing (other than this Agreement) or encourage or solicit any person to undertake any of the foregoing activities.

Notwithstanding anything to the contrary in this Agreement, including this Section 3, nothing in this Agreement shall be deemed to prohibit any Investor from (A) voting for or against (1) any acquisition of any material assets or businesses of the Company or any of its subsidiaries, (2) any tender offer or exchange offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries, or (3) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries, (B) communicating privately with the Board or the Chief Executive Officer of the Company regarding any matter, (C) making any public statement or announcement with respect to a transaction as described in clause (A) of this paragraph proposed by the Company that requires a vote of the stockholders and that is publicly announced by the Company after the date of this Agreement, or (D) other than as provided by Section 2(a), voting for or against any matter requiring shareholder approval.

(b)        As used in this Agreement:

(i)         the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act;

(ii)        the terms “beneficial owner” and “beneficial ownership” shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act;

(iii)       the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature; and

(iv)       the term “Standstill Period” shall mean the period commencing on the date of this Agreement, and ending on the commencement of the director nomination window for the 2018 Annual Meeting.

Section 4.        Representations and Warranties of the Company.  The Company represents and warrants to the Investors that (a) the Company has the corporate power and authority to execute the Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

Section 5.        Representations and Warranties of the Investors.  Each Investor, on behalf of itself, represents and warrants to the Company that (a) as of the date hereof, such Investor beneficially owns only the number of shares of Common Stock as described opposite its name on Exhibit A and Exhibit A includes all Affiliates of any Investors that own any securities of the Company beneficially or of record, (b) this Agreement has been duly and validly authorized, executed and delivered by such Investor, and constitutes a valid and binding obligation and agreement of such Investor, enforceable against such Investor in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) such Investor has the authority to execute the Agreement on behalf of itself and the applicable Investor associated with that signatory’s name, and to bind such Investor to the terms hereof and (d) the execution, delivery and performance of this Agreement by such Investor does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound.

Section 6.        Mutual Non-Disparagement.

(a)        Each Investor agrees that, during the Standstill Period, it will not, and it will cause each of its Affiliates and Associates not to, directly or indirectly, in any capacity or manner, make, express, transmit speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, (i) publicly, or in the case of any of the foregoing with customers, stockholders or employees of the Company, publicly or privately, that might reasonably be construed to be derogatory or critical of, or negative toward, the Company or any of its directors, officers, Affiliates, subsidiaries, employees, agents or representatives (collectively, the “Company Representatives”), or (ii) that reveals, discloses, incorporates, is based upon, discusses, includes or otherwise involves any confidential or proprietary information of the Company or its subsidiaries or Affiliates, or (iii) publicly, or in the case of any of the foregoing with customers, stockholders or employees of the Company, publicly or privately, to malign, harm, disparage, defame or damage the reputation or good name of the Company, its business or any of the Company Representatives.

(b)        The Company hereby agrees that, during the Standstill Period, it will not, and it will cause each of its Affiliates not to, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, (i) publicly, or in the case of any of the foregoing with customers, stockholders or employees of the Company, publicly or privately, that might reasonably be construed to be derogatory or critical of, or negative toward, any Investor or any of its agents or representatives (collectively, the “Investor Representatives”), or (ii) that reveals, discloses, incorporates, is based upon, discusses, includes or otherwise involves any confidential or proprietary information of any Investor or its subsidiaries or Affiliates, or (iii) publicly, or in the case of any of the foregoing with customers, stockholders or employees of the Company, publicly or privately, to malign, harm, disparage, defame or damage the reputation or good name of any Investor or Investor Representatives.

(c)        Notwithstanding the foregoing, nothing in this Section 6 or elsewhere in this Agreement shall prohibit any Party from making any statement or disclosure required under the federal securities laws or other applicable laws; provided, that such Party must provide written notice to the other Parties at least two business days prior to making any such statement or disclosure required by under the federal securities laws or other applicable laws that would otherwise be prohibited the provisions of this Section 6, and reasonably consider any comments of such other Parties.

Section 7.        Cross Releases.

(a)        Each Investor, for the benefit of the Company and each of the Company’s controlling persons, officers, directors, stockholders, agents, affiliates, employees, attorneys, advisors and assigns, past and present, in their capacity as such (the Company and each such person being a “Company Released Person”), hereby forever fully waives, discharges and releases, and covenants not to sue, any of the Company Released Persons for any and all claims, causes of action, actions, judgments, liens, debts, contracts, indebtedness, damages, losses, liabilities, rights, interests and demands of whatsoever kind or character (collectively, “Claims”) based on any event, fact, act, omission, or failure to act by the Company Released Persons, whether known or unknown, occurring or existing prior to the execution of this Agreement; provided, however, this waiver and release and covenant not to sue shall not include any Claims arising out of or related to any obligations under, or breach of, this Agreement.

(b)        The Company, for the benefit of each Investor and Participant and their respective controlling persons, officers, directors, stockholders, agents, affiliates, employees, attorneys, advisors and assigns, past and present, in their capacity as such (each such person being a “Investor Released Person”), hereby forever fully waives, discharges and releases and covenants not to sue, for any Claim based on any event, fact, act, omission or failure to act by such Investor Released Person, whether known or unknown, occurring or existing prior to the execution of this Agreement; provided, however, this waiver and release and covenant not to sue shall not include any Claims arising out of or related to any obligations under, or breach of, this Agreement or the Confidential Separation Agreement and General Release of All Claims, dated January 15, 2016, by and between Shawn McCreight and the Company, other than Section 9(d) thereof, which is explicitly superseded by Section 6 of this Agreement.

(c)        It is the intention of the parties that the foregoing release set forth above in subsections (a) and (b) of this paragraph shall be effective as a bar to all matters released herein.  In furtherance and not in limitation of such intention, the release described herein shall be, and shall remain in effect as, a full and complete release, notwithstanding the discovery or existence of any additional or different facts or claims.  It is expressly understood and agreed that this Agreement is intended to cover and does cover not only all known facts and/or claims but also any further facts and/or claims not now known or anticipated, but which may later develop or should be discovered, including all the effects and consequences thereof. To further effectuate this intention, each party hereto acknowledges its awareness of California Civil Code Section 1542, which reads as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”

It is the intention of each party hereto to waive their respective rights under that section and any statute, rule, and legal doctrine of similar import for any and all matters released herein.  In waiving the provisions or Section 1542 of the California Civil Code, each party hereto expressly acknowledges and understands that it may hereafter discover facts in addition to or different from those which it now believes to be true with respect to the subject matter of the matters released herein, but expressly agrees that it has taken these possibilities into account in electing to participate in this Agreement, and that the release given herein shall be and remain in effect as a full and complete release notwithstanding the discovery or existence of any such additional or different facts, as to which each party hereto expressly assumes the risk.

Section 8.        Company Policies. By the 2016 Annual Meeting, each of the Investor Nominees will have reviewed the Company’s policies, procedures, and guidelines applicable to members of the Board and will have agreed to abide by the provisions thereof during his service as a director of the Company, including, without limitation, the Code of Business Conduct and Ethics, Insider Trading Policy, Board Confidentiality Policy, Reg. FD Policy, and the Company’s Governance Guidelines.

Section 9.        Compensation. Each of the Investor Nominees shall be compensated for his services as a director and shall be reimbursed for his expenses on the same basis as all other non-employee directors of the Company and shall be eligible to be granted equity-based compensation on the same basis as all other non-employee directors of the Company.

Section 10.      Indemnification and Insurance. Each of the Investor Nominees shall be entitled to the same rights of indemnification and directors’ and officers’ liability insurance coverage as the other non-employee directors of the Company as such rights may exist from time to time.  The form indemnification agreement for directors is attached hereto as Exhibit C.

Section 11.      Demand Letters.  Immediately following the execution hereof, the Investors shall be deemed to have withdrawn their demand letters sent to the Company on February 16, 2016, April 7, 2016 and April 12, 2016.

Section 12.      Public Filings.

(a)        The Investors shall promptly file and amendment to the Schedule 13D reporting entry into this agreement, amending applicable items to conform to their obligations hereunder and appending or incorporating by reference this Agreement as an exhibit thereto. The Investors shall provide the Company with a reasonable opportunity to review and comment on such amendment in advance of filing, and shall consider in good faith any such comments of the Company with respect thereto.

(b)        The Company shall provide the Investors with a reasonable opportunity to review and comment on (i) any Form 8-K with respect to the execution and delivery of this Agreement by the parties hereto and (ii) any Section 14 filings with respect to the 2016 Annual Meeting or the 2017 Annual Meeting, in each case in advance of such filing, and shall consider in good faith any such comments of the Investors with respect thereto.

Section 13.      Public Announcements.  Promptly following the execution of this Agreement, the Company and the Investors shall jointly issue a mutually agreeable press release (the “Press Release”) announcing this Agreement, substantially in the form attached hereto as Exhibit D.  Prior to the issuance of the Press Release, neither the Company nor the Investors shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other Party.  No Party or any of its Affiliates shall make any public statement (including, without limitation, in any filing required under the Exchange Act) concerning the subject matter of this Agreement inconsistent with the Press Release.

Section 14.      Specific Performance.  Each of the Investors, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto may occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury would not be adequately compensable in monetary damages.  It is accordingly agreed that the Investors or any Investor, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive or other equitable relief to prevent any violation of, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available.

Section 15.      Notice.  Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

To the Company:

Guidance Software, Inc.
1055 E. Colorado Blvd.
Pasadena, CA
Fax:	(626) 316-5922
Attn:	Alfredo Gomez, General Counsel

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
350 South Grand Avenue
Los Angeles, CA 90017
E-mail: julian.kleindorfer@lw.com
Attention: Julian Kleindorfer

To the Investors:

Shawn H. McCreight
3060 San Pasqual Street
Pasadena, CA 91107
Email: Shawn@McCreights.net

with a copy to (which shall not constitute notice):

Morrison & Foerster

425 Market Street
San Francisco, CA 94105
Fax: (415)268-7522
Attn: Murray Indick, Esq.

Section 16.      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Law of the State of Delaware, without regard to conflict of law principles thereof.

Section 17.      Exclusive Jurisdiction.  Each Party to this Agreement (i) irrevocably and unconditionally submits to the personal jurisdiction of the state courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in the state and federal courts for or in the State of Delaware, (iv) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereunder in any court other than as specified in clause (iii) of this Section 17.

Section 18.      Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 18.

Section 19.      Receipt of Adequate Information; No Reliance; Representation by Counsel.  Each Party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement.  Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such party shall have no application and is expressly waived.  The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the Parties.

Section 20.      Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable.  The Parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

Section 21.      Entire Agreement.  This Agreement constitutes the entire agreement among the parties relating to the matters contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Affiliates relating to the matters contemplated hereby.  No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the matters contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement.  For avoidance of doubt, Section 6 of this Agreement supersedes Section 9(d) of the Confidential Separation Agreement and General Release of All Claims, dated January 15, 2016, by and between Shawn McCreight and the Company.

Section 22.      Amendment.  This Agreement may be modified, amended or otherwise changed only in a writing signed by all of the Parties.

Section 23.      Legend Removal.  The Company covenants that, upon request by any Investor to remove the restrictive legends from shares of Common Stock of the Company held by the Investors and receipt of an opinion of reputable counsel of such Investor that such Investor is not an Affiliate of the Company (it being understood that Morrison & Foerster LLP will be acceptable to the Company for such purposes), the Company will promptly deliver any required legal opinions and instructions to the transfer agent to remove legends on shares of Common Stock of the Company held by the Investors.

Section 24.      Successors and Assigns; No Third Party Beneficiaries.  This Agreement shall bind the successors and permitted assigns of the Parties, and inure to the benefit of any successor or permitted assign of any of the parties; provided, however, that no party may assign this Agreement without the prior written consent of the other Parties.  No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any person other than the Parties hereto and their respective successors and assigns.

Section 25.      Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties hereto.  Counterparts delivered by electronic transmission shall be deemed to be originally signed counterparts.

(Signature page follows)

IN WITNESS WHEREOF, the Parties hereto have duly executed and delivered this Agreement as of the date first above written.

GUIDANCE SOFTWARE, INC.

By:	/s/ Patrick Dennis
Name: Patrick Dennis
Title: CEO

INVESTORS:

MCCREIGHT LIVING TRUST UA 31-MAR-06

By	:/s/ Shawn H. McCreight
Name: Shawn H. McCreight
Title: Trustee

SHAWN H. MCCREIGHT

/s/ Shawn H. McCreight

JENNIFER MCCREIGHT

/s/ Jennifer McCreight

EXHIBIT A

Investor	Shares of Common Stock Beneficially Owned

McCreight Living Trust UA 31-Mar-06 Shawn H. McCreight Jennifer McCreight	9,086,384

EXHIBIT B

D&O Questionnaire attached

EXHIBIT C

Form Indemnification Agreement attached

EXHIBIT D

Press Release attached